Emeco Holdings Limited

4 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission [redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08000778

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 4 February 2008 – Notice of Ceasing to be a Substantial Shareholder under Section 671B – Ospraie Management LLC*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Emeco Holdings Limited
ACN/ARSN	112 188 815

1. Details of substantial holder (1)

Name	Oaprale Management, LLC (and the Oaprale entities referred to in paragraph 4 below) (*Oaprale*)
ACN/ARSN (if applicable)	n/a

The holder ceased to be a substantial holder on	31/01/08
The previous notice was given to the company on	11/01/08
The previous notice was dated	9/01/08

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
11/01/08	In each case, Oaprale	The acquisition of fully paid ordinary shares through the share market conducted by the Australian Stock Exchange Ltd.	0.98 AUD	943,577	943,677
14/01/08			0.84 AUD	1,068,625	1,068,625
16/01/08			0.94 AUD	199,206	199,206
18/01/08		The disposal of fully paid ordinary shares through the share market conducted by the Australian Stock Exchange Ltd.	1.05 AUD	100,000	100,000
22/01/08		The acquisition of fully paid ordinary shares through the share market conducted by the Australian Stock Exchange Ltd.	0.88 AUD	218,140	218,140
23/01/08			0.84 AUD	346,926	346,926
24/01/08			0.83 AUD	100,000	100,000
30/01/08		The disposal of fully paid ordinary shares through the share market conducted by the *Australian Stock* Exchange Ltd.	0.70 AUD	3,000,000	3,000,000
31/01/08			0.79 AUD	6,297,808	6,297,808

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the *substantial holder* in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	*Nature of association*

N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Ospraie Portfolio Ltd. and its major shareholders The Ospraie Fund, L.P. and The Ospraie Intermediate Fund, Ltd.	c/o Ospraie Management, LLC 320 Park Avenue 27th Floor New York, NY 10022 United States of America
Ospraie Management, LLC	

Signature

print name	Kirk Rule	capacity	Chief Compliance Officer
sign here	Kirk W. Rule	date	31/01/2008

Allens Arthur Robinson

Date	4 February 2008	
Page	1 of 3	
From	Allens Arthur Robinson	
To	Emeco Holdings Limited	
	Attention: Company Secretary	
Fax	(08) 9321 1366	

ABN 47 702 595 758

Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Australia
Tel 61 3 9614 1011
Fax 61 3 9614 4661

Correspondence
GPO Box 1776Q
Melbourne VIC 3001
Australia
DX 30999 Melbourne
Stock Exchange

www.aar.com.au

Confidential Fax
Fax enquiries ring 61 3 9613 8971

Dear Sir

Notice of Ceasing to be a Substantial Holder: Emeco Holdings Limited (ASX:EHL)

In accordance with section 671B of the *Corporations Act 2001* (Cth), we attach a 'Notice of ceasing to be a substantial holder' (Form 605) on behalf of the Ospraie entities referred to in the notice.

Yours sincerely

Mark Malinas
Senior Associate
Mark.Malinas@aar.com.au
Tel +61 3 9613 8485

Attach

Our Ref BZOM:RDSM:305326349

wzam A0109876203v1 305326349 4.2.2008

Sydney
Melbourne
Brisbane
Perth
Port Moresby
Singapore
Hong Kong
Jakarta
Shanghai
Bangkok
Phnom Penh

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	04-Feb-2008
Time	16:34:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

END